MANUFACTURING AND DISTRIBUTION AGREEMENT

1.	Parties
	1.1	This Agreement is made by and between:
		(a)	Manufacturer: ENSD Corporation located at No. 32, Mingde Street, Taovuan City, Taoyuan, Taiwan 330, R.O.C., P.O. Box 851
		(b)	Distributor: AMS Homecare Inc., whose business address is: 1498 Cliveden Avenue, Delta, BC, Canada V3M 6L9.

2.	Background and Definitions
2.1
Manufacturer makes and sells durable medical equipment, which Distributor is interested in distributing. Accordingly, the parties have come to agreement on the terms and conditions, which will govern their relationship and relative rights, as specified herein.

2.2
This agreement between the parties is for the manufacture and distribution of durable health care products to be sold by the distributor throughout North America. These Products arc wheelchairs, commode chairs, rollators, walkers, crutches, quad canes & canes, utility tips, commodes. shower benches, bed rails, patient lifters. IV poles, screens, overbed tables, mayo stands, hampers, stools, oxygen carts, Bathroom safety items, and Daily Living items.

2.3
The Manufacturer will produce all of the durable medical equipment for the Distributor under the brand name of AMS Homecare Inc.. Logos will be provided by the Distributor to the Manufacturer to imprint onto the medical equipment. The manufacturer will not have its logo or name on any part of the medical equipment unless agreed to in writing by both parties.

2.4
The term "Product or The Product" (capitalized) defines the goods which are governed by this Agreement as referred to in paragraph 2.2 above. Their model numbers are specified below. or as hereafter agreed by the parties to be governed by this Agreement. Model numbers specify, as follow: Schedule A - Medical equipment The Distributer and Manufacturer may mutually agree to change the Product by written agreement as agreed to in the purchase orders.

3.	Appointment
	3.1	Subject to the terms of this Agreement the Manufacturer hereby agrees to manufacture Product for sale by the Distributor in the Territory.
3.2

The Manufacturer will provide the Distributor the rights to sell the entire Product under the AMS Homecare Inc. brand name within the Territory. Manufacturer shall not produce or sell Products, or replacement parts for the Products, under the AMS Homecare Inc. brand name, except for the Distributor.

4.	Distributor's Own Exclusive Brand Name
4.1
The Distributor may choose to change any part or shape of the Product and if there is a cost to the Manufacturer to implement and produce the changes requested by the Distributor then the Distributor will be required to pay to the Manufacturer the prior agreed upon costs of the changes.

4.2
The changes requested by the Distributor to the Manufacturer's Product, that results in a new invention will result in the design being the joint property of the Distributor and the Manufacturer or if the Distributor pays for all agreed upon molding costs the new invention will become the sole property of the Distributor, as per the agreement reached at that time. The New Design changes are not be duplicated in any way without the prior written approval of the Distributor.

	4.3	Any dies, molds, patents, drawings or documents paid 100% by the Distributor will be the property of the Distributor.
4.5
The Manufacturer agrees that the Distributor's own brand names are the property of the Distributor and these names are not to be duplicated or products sold to any other party under these names without the written approval from the Distributor.

5.	Sub-Distributors
5.1
Distributor shall have the right to appoint sub-distributors within the Territory, subject to all the limitations of this Agreement. Such sub-distributors may function as a network of dealers throughout the Territory for the purpose of selling and servicing, and supplying replacement parts for, the Products.

6.	Term and Termination
	6.1	The term of this Manufacturing and Distribution Agreement shall commence on June 15, 2002 and continue in effect for One year.
6.2
This agreement can be terminated by any party and neither party will be bound by any of the terms and conditions of this agreement if notice in writing is provided to the receiving party within six months of the commencement date of this agreement as indicated in 6.1 above.

6.3
This Agreement shall become enforceable as of the time it is executed by both parties hereto. Execution by signature of an original or facsimile copy by both parties is sufficient to start this Agreement.

6.4
This Agreement may be terminated at any time if either party commits a material breach of this Agreement and fails to cure such default within 60 days from mailing of a notice to do so by the other party.

7.	Purchase
7.1
Ordering - The Distributor shall order products by giving purchase orders in a form acceptable to the Manufacturer. The Distributor may change the models of Product contained in an order up until 60 days prior to the requested or otherwise agreed shipment date. Increases in orders arc subject to acceptance by Manufacturer.

8.	Product Promotion
8.1
All selling costs, advertising and related business costs relating to Distributor's operation and performance under this Agreement are borne solely by Distributor unless specifically agreed otherwise in this Agreement or in writing signed by the parties.

	8.2	Distributor agrees not to make unjustifiable claims concerning the performance of the Products, and agrees to immediately discontinue or modify any advertising, which Manufacturer deems inappropriate.

9.	Trademarks
9.1
Distributor has used and developed exclusive trademark rights in, "AMS Homecare Inc" and Distributor acknowledges Manufacturer's exclusive rights and agrees not to infringe upon Manufacturer's rights within the period of this agreement.

9.2
Distributor shall be free to use the Trademarks of the Manufacturer such as "ENSD", with the Products in a manner consistent with any standards set by Manufacturer, or as otherwise requested by Manufacturer.

10.	Price
	10.1	The initial purchase price that the Manufacturer shall charge the Distributor for the Products shall be agreed to by both parties. Such prices are in U.S. Dollars and F.O.B. the port of export.
10.2
Pricing of Products is subject to change with 60 days notice provided to the Distributor by the Manufacturer, except with regard to a specific order that has been accepted by Manufacturer at a specified price.

10.3
Pricing of all products will reflect market conditions and market surveys can be requested by the Distributor or the Manufacturer to support the prices agreed to by both parties. Manufacturer will ensure prices are reflective of market conditions to the best of its ability.

11.	Payment and Delivery

11.1
Payments for any products ordered hereunder shall be paid by an International Letter of Credit, at least 30 thirty days prior to the date on which the Manufacturer estimates the Products so ordered will be delivered. Payment thereunder shall be made against submission by the Manufacturer of all necessary documents after the Product ordered have been shipped. Default of payment under any such letter of credit shall be deemed a material default permitting the Manufacturer to terminate this Agreement in accordance with paragraph 6.0 above.

	11.2	Manufacturer shall only be liable for delay in delivery if delivery is unreasonably late and more than twenty (20) days later than specifically agreed to in writing.
	11.3	Risk in, and title to, Products ordered by the Distributor passes to the Distributor upon their delivery by Manufacturer to a third party freight carrier for ultimate delivery to Distributor.

12.	Modifications, Repairs, Replacement Parts and Warranty Service
	12.1	Due to safety and warranty considerations, Distributor agrees that maintenance shall be performed on any Product in accordance with any standards or instructions from Manufacturer.
12.2
The manufacturer shall provide a minimum one year warranty on all Product that is properly used by the end user and parts, from the date the Product is sold by the Distributor, but not to exceed 15 months from the date the Distributor receives the Product, unless otherwise stated in writing by Manufacturer to the Distributor, and agreed to by the Distributor.

12.3
Any Product under warranty and found by the Distributor to be faulty or having unacceptable workmanship may be returned to the Manufacturer and the Manufacturer shall replace and redeliver the product to the Distributor or if requested by the Distributor the cost must be refunded.

	12.4	Distributor agrees to stock reasonable supplies of spare parts to service the Products sold and in service from Distributor.
	12.5	The Manufacturer shall for a period of five years following sale of any Product, continue to sell to the Distributor replacement parts for such Products.
12.6
The parties acknowledge that it is the intention of the parties that the Manufacturer provide such replacement parts as required to rectify any breach of warranty, and the Distributor or its agents or dealer will provide such servicing as is required to rectify any such breach, all in accordance with the Agreement. The Manufacturer's such warranty to delivered goods shall be fifteen (15) months from the date of shipment.

Distributor shall keep records of warranty periods and servicing, and shall provide them to the Manufacturer upon request.

13.	Warranties by Manufacturer
	13.1	Manufacturer warrants that to the best of its knowledge Product does not infringe any proprietary rights of others within the Territory.
13.2
Manufacturer makes no warranty that patent, design or utility model protection will be obtained in the Territory and further makes no warranty as to the effectiveness of any patent, design or utility model protection that is obtained.

	13.3	Manufacturer warrants that the Product delivered will be same or very similar as specifications released in related product information unless otherwise agreed.
	13.4	The Manufacturer warrants that it shall return any and all confidential information of Manufacturer when this Agreement is terminated including the Trademark, AMS Homecare Inc.
	13.5	The Manufacturer warrants that adequate insurance has been obtained by the Manufacturer to cover claims against the Manufacturer due to defects in the Product.
	13.6	The Manufacturer agrees to provide all manuals of its products if requested by the Distributor.

14.	Warranties by Distributor
	14.1	Distributor warrants that it shall return any and all confidential information of Manufacturer when this Agreement is terminated including the Trademark, "ENSD".
14.2
All technical information that is the property of the Manufacturer with regards to the Product cannot be copied by the Distributor unless agreed to by both parties and must be returned to the Manufacturer upon the expiration of this Agreement.

15.	Confidential Information
15.1
The relationship between Manufacturer and Distributor may lead to the disclosure of confidential information. Such confidential information may include, for example: drawings, sketches, written and oral descriptions, photographs, plans, specifications, date, formulate, processes, apparatus, designs, prototypes, samples, customer lists, price lists, studies, findings, reports, computer programs, inventions and know-how; but is not limited to these specific forms of information.

15.2
The Manufacturer and the Distributor desires the opportunity to use confidential information solely for the limited purposes relating to the manufacture, selling, distribution and installation of the Product in the Territory.

15.3
The Manufacturer and the Distributor agree to maintain the secrecy of Manufacturer's and the Distributor's confidential information. The Manufacturer and the Distributor further agrees not to disclose any confidential information to any person other than employees thereof who need to know confidential information in order to fulfill the limited purposes described above. The Manufacturer and the Distributor agree to assume responsibility for unauthorized disclosure and use each party's employees and others who gain access to the confidential information through their businesses. All employees or agents of Manufacturer and the Distributor to whom the confidential information is disclosed will be told of the confidential relationship evidenced hereby and the responsibilities created under this Agreement.

15.4
The Manufacturer agrees that all tangible materials embodying the confidential information remain the exclusive property of Distributor and will be appropriately secured to prevent unauthorized use or access, and further will be returned upon termination of this Agreement. Manufacturer further agrees not to manufacture goods using the confidential information unless authorized by Distributor in writing.

15.5
Nothing in this agreement shall deprive the Distributor of the right to use of disclose any information which is at the time of disclosure generally known to the trade of the public, which becomes at a later date generally known to the trade or the public through no fault of the Distributor, and then only after said later date; which is possessed by Distributor as evidenced by written or other tangible evidence, before receipt thereof from Manufacturer. Information sent by Manufacturer to Distributor which is marked "proprietary", "confidential", "secret" or other words of similar import shall be presumed confidential information for purposes of this Agreement until proven otherwise.

16.	Limitations on Distributor
	16.1	Distributor agrees not to infringe any proprietary rights of Manufacturer, such as patent rights, trademark rights, copyrights, and trade secret rights.

17.
Independent Contractors - The Manufacturer and Distributor are independent contractors, and nothing herein shall entitle either party to act as the agent of the other party. Nothing in this Agreement shall be misconstrued as creating a franchise or joint venture except as agreed to in paragraph 4.0.

18.
Claims Against Manufacturer - Distributor will defend, indemnify, and hold Manufacturer harmless from and against all liability and claims caused by the negligence of malfeasance of Distributor or arising from the defective installation of servicing, or due to misrepresentation of the Product.

	18.0	The Manufacturer is liable for any claims caused by defects in manufacturing.

19.	Assignment
19.1
The Distributor may, with the consent of the Manufacturer, which consent shall not be unreasonably withheld, assign its rights and obligations under this Agreement to any subsidiary or other affiliate. Assignment to an unrelated party shall require the consent of Manufacture.

20.
Entire Agreement - Thus Agreement represents the entire agreement between the parties and any previous agreements, understanding or arrangements, whether oral or written, are hereby excluded. Other topics or further details that are not covered in this Agreement shall be added into Schedule B and considered as part of this Agreement.

21.
Partial Enforceability - Any provision hereof that is held to be inoperative, unenforceable or invalid in any jurisdiction shall be inoperative, unenforceable or invalid in that jurisdiction without affecting any other provision hereof in that jurisdiction or the operation, enforceability or validity of that provision in any other jurisdiction, and to this end the provisions hereof are declared to be severable.

22.	Modification of Agreement - No modification of this Agreement shall be valid or binding unless the modification is in writing and executed by the parties to this Agreement.

23.
Waiver - Condoning, excusing, or waiving by any party of this Agreement, of any default, breach, or nonobservance by any other party thereto will not operate as a waiver with respect to any continuing or subsequent default, breach, or nonobservance.

24.
Force Majeure - If the performance under this Agreement is prevented, restricted, or interfered with by reason of fire or other casualty or accident; strikes or labor disputes; inability to prove raw materials, power or supplies, war or other violence; any law, order, proclamation, regulation, ordinance, demand. or requirement of any government agency, or any other act or condition beyond the reasonable control of the parties hereto, the party so affected, upon giving prompt notice to the other party, will be excused from performance to the extent of the prevention, restriction, or interference, provided that the party so affected uses its best efforts to avoid or remove the causes of nonperformance and continues performance when causes are removed. Such notice shall be completed within 48 hours after it happens.

25.	Counterparts - This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, all of which shall constitute one and the same Agreement.

26.
Execution by Manufacturer
ENSD Corporation

Date:	June 6th, 2002	By:	/s/ Signature

President

27.
Execution by Distributor
AMS Homecare Inc.

Date:	June 6th, 2002	By:	/s/ Rani Gill

Rani Gill, President